SECURITII

16022458

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-69654 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/01/15 (MM/DD/YY) AND ENDING 09/30/16 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Zanbato Securities LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

711 N. Shoreline Blvd.
(No. and Street)

| Mountain View | CA | 94043 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory L. Wright (201) 747-6223
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name - if individual, state last, first, middle name)

| One Market Landmark, Suite 620 | San Francisco | CA | 94105 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

RECEIVED
2016 DEC -7 PM 1:53
SEC / TM

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

## Zanbato Securities LLC
### TABLE OF CONTENTS

**This report ** contains (check all applicable boxes):**



** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# AFFIRMATION

I, Knut Nicolai Sand, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Zanbato Securities LLC at September 30, 2016, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CEO
Title

State of California
County of Santa Clara
Subscribed and sworn
to before me on November 28, 2016

NICK VISSE
Commission # 2135912
Notary Public - California
Santa Clara County
My Comm. Expires Dec 7, 2019

## Zanbato Securities LLC
## Index
### September 30, 2016

EisnerAmper LLP
One Market Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488

www.eisneramper.com

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

The Member of
Zanbato Securities LLC

We have audited the accompanying statement of financial condition of Zanbato Securities LLC (the "Company") as of September 30, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Zanbato Securities LLC as of September 30, 2016, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

San Francisco, California
December 5, 2016

## Zanbato Securities LLC

### Statement of Financial Condition
### September 30, 2016

| | |
|---|---|
| **Assets** | |
| Cash | $ 259,610 |
| Prepaid expense and other assets | 69,958 |
| Total assets | $ 329,568 |
| **Liabilities and Member's Equity** | |
| Liabilities - accounts payable | $ 51,755 |
| Member's equity | 277,813 |
| Total liabilities and member's equity | $ 329,568 |

See accompanying notes to the financial statement.

**1. Organization and Business**

Zanbato Securities LLC (the "Company"), is a limited liability company organized under the laws of the state of Delaware on June 17, 2015. The Company is a substantially-owned subsidiary of Zanbato Inc.(the "Ultimate Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). Membership in FINRA was granted on February 23, 2016, the commencement date of the Company's operations.

The Company's operations consist of providing an alternative trading system for private placement of securities, being an underwriter or selling group participant; private placement of securities; providing investment banking services associated with Mergers and Acquisitions and corporate advisory; Rule 15a-6 chaperoning related to private placements; and real estate syndicator.

**2. Summary of Significant Accounting Policies**

**Basis of Presentation**
This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

**Cash**
All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

**Income Taxes**
The Company is a single member limited liability company, and is treated as a disregarded entity for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes. Accordingly, the Company has not provided for federal and state income taxes.

At September 30, 2016, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

**3. Transactions with related parties**

The Company has entered into an Expense Sharing Agreement ("ESA") with its Ultimate Parent whereby the Ultimate Parent is to provide office support services, administrative support services, compensation, excluding commissions, payroll taxes and benefits, and general consulting services at no charge to the Company. The ESA has a term of one year and is automatically renewed annually, unless terminated or modified by written notice. The terms of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

**4. Regulatory Requirements**

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At September 30, 2016, At September 30, 2016, the Company had net capital of $207,855 which exceeded the required net capital by $107,855.

The Company does not handle cash or securities on behalf of customers and therefore it is not impacted at all by Rule 15c3-3.

**5. Indemnifications**

In the normal course of its business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.